February 9, 2011

Via EDGAR and Overnight Mail

Edwin Kim
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:	Octus, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 23, 2010 File No. 000-21092

Dear Mr. Kim:

Octus, Inc. (“Octus” or the “Company”) is submitting this letter to request an extension to February 24, 2011 being ten business days past the noted due date of February 9th, 2011 for the response to further comments raised in the Staff’s original letter to Octus dated November 5, 2010 (the “SEC Comment Letter”) regarding your review of the above-referenced Annual Report on Form 10-K for the year ended December 31, 2009 (the “10-K”) filed by Octus.

You may contact me at (530) 546-0200, or our attorney Kevin Kelso, at Weintraub Genshlea Chediak, at (916) 558-6110, if you have any questions regarding the above responses to your comments.

Sincerely,

/s/ Christian J. Soderquist
Christian J. Soderquist Chief Executive Officer Octus, Inc.